Exhibit 99.1

Not for distribution or release in the United States

~US$16 Million (~A$25 Million) Placement to Move Project through Strategic Partnering Process and to Final Investment Decision

Highlights

●	Commitments received for a placement to raise gross proceeds of approximately US$16 million (approximately A$25 million) at A$0.10 per share (US$0.065)

●	Strong commitments from new and existing shareholders, including a number of high quality offshore and domestic institutions, reflecting the world class nature of Rhyolite Ridge

●	Ioneer to undertake a share purchase plan to existing eligible retail shareholders, targeting to raise up to US$3.3 million (A$5.0 million) on the same terms as the Placement

●	Equity Raising will provide critical funding that will support the Company through to completion a Strategic Partnering Process and then to a Final Investment Decision

13 June 2025 SYDNEY, Australia – Ioneer Ltd (“Ioneer”) (ASX: INR, NASDAQ: IONR), is pleased to announce that the Company has received firm commitments from institutional, professional and sophisticated investors to raise approximately US$16 million (approximately A$25 million) by way of a single-tranche placement comprising the issue of approximately 253 million new fully paid ordinary shares (“New Shares”) at an issue price of A$0.10 (US$0.065) per New Share (“Placement”). The placement was strongly supported by new and existing shareholders, reflecting the world class nature of the Rhyolite Ridge Lithium-Boron Project.

Ioneer Executive Chair, James Calaway, said:

“Rhyolite Ridge continues to demonstrate it is a world-leading lithium project, helping accelerate the electric vehicle transition and securing a cleaner future for our children and grandchildren. This Placement represents another step forward towards ensuring this world-class project operates efficiently and sustainably.”

Ioneer Managing Director, Bernard Rowe, also commented:

“Ioneer is pleased to announce the successful completion of the Placement with strong engagement from cornerstone investors, signalling market confidence the Rhyolite Ridge Project despite significant headwinds in the lithium market.”

Placement Details

Under the Placement, the Company will issue approximately 253 million new fully paid ordinary shares in the Company (“New Shares”) within the Company’s existing placement capacity under ASX Listing Rule 7.1.

The Offer Price of A$0.10 (US$0.065) per New Share, represents a 13.0% discount to Ioneer’s last close on Tuesday, 10 June 2025.

The Placement will provide funding to accelerate the development of Ioneer’s 100% owned Rhyolite Ridge Lithium-Boron Project (“Project”), including to:

●	Advance Project readiness;

●	Fund environmental, permitting expenses and commitments;

●	Pay other Rhyolite Ridge Project Costs; and

●	Fund working capital and general corporate purposes.

New Shares issued under the Placement will rank parri passu with the existing ordinary shares on issue in the capital of the Company.

Canaccord Genuity (Australia) Limited acted as Lead Manager and Bookrunner to the Placement. Stifel Nicolaus Europe Limited acted as Co-Lead Manager and Bridge Street Capital Partners Pty Ltd acted as Co-Manager to the Placement.

SPP Details

In addition to the Placement, the Company will offer eligible existing shareholders the opportunity to participate in a non-underwritten Share Purchase Plan ("SPP") targeting to raise up to a further US$3.3 million (A$5.0 million) at the same price as the Placement of A$0.10 (US$0.065) per New Share.

The SPP will provide eligible shareholders, being shareholders who had a registered address in Australia or New Zealand on Ioneer’s register at 7.00pm (Sydney time) on Thursday, 12 June 2025, with the opportunity to increase their holding by the maximum allowed value of A$30,000 per application, without incurring any brokerage, commission or transaction costs. The Company retains discretion over the allocation of New Shares per investor. Any proceeds raised under the SPP will provide the Company with additional working capital to support the advancement of the Project.

In the event the Company receives valid applications under the SPP in excess of the targeted raise amount, the Company may, in its absolute discretion, raise more than the target or may scale back the number of New Shares issued under the SPP.

An SPP Booklet containing further information in relation to the SPP, including the terms and conditions, is expected to be released on ASX and dispatched to eligible existing shareholders on or around Friday, 20 June 2025.

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Indicative Placement and SPP Timetable

Event	Date (2025)
Record date for SPP	Thursday, 12 June
Trading halt lifted and announcement of completion of the Placement and announcement of the SPP	Friday, 13 June
Settlement of New Shares issued under the Placement	Wednesday, 18 June
Allotment and commencement of trading of New Shares issued under the Placement	Thursday, 19 June
Dispatch of SPP offer booklet and SPP open date	Friday, 20 June
SPP closing date	Thursday, 10 July
Announcement of SPP results	Thursday, 17 July
Allotment of New Shares issued under SPP	Thursday, 17 July
Trading of New Shares issued under the SPP and dispatch of holding statements	Friday, 18 July

The above timetable is indicative only and subject to change. The commencement of trading and quotation of New Shares issued under the Placement and the SPP is subject to confirmation from ASX. Subject to the requirements of the Corporations Act 2001 (Cth), the ASX Listing Rules and other applicable rules, Ioneer reserves the right to amend this timetable at any time, including extending the period for the SPP or accepting late applications, either generally or in particular cases, without notice. All references to times above are to Sydney, Australia time.

Further Information

Further details of the Placement and the SPP are set out in the investor presentation released to the ASX on Friday, 13 June 2024 ("Investor Presentation"). The Investor Presentation contains important information including details about key risks and international offer restrictions with respect to the Placement, which should be read together with this announcement.

This ASX release has been authorised by Ioneer Managing Director, Bernard Rowe.

--ENDS--

Investor Relations

Chad Yeftich Ioneer USA Corporation	Ian Bucknell Ioneer Limited

Investor Relations (USA) T: +1 775 993 8563 E: ir@ioneer.com	Investor Relations (AUS) T: +61 434 567 155 E: ibucknell@ioneer.com

Media Relations

Daniel Francis, FGS Global

E: daniel.francis@fgsglobal.com

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About Ioneer

Ioneer Ltd is an emerging lithium–boron producer and the 100% owner of the Rhyolite Ridge Lithium-Boron Project. Rhyolite Ridge is the only known lithium-boron deposit in North America, one of only two known such deposits in the world and a linchpin project in Nevada’s burgeoning Lithium Loop.

Rhyolite Ridge closed a US$996 million loan with the U.S. Department of Energy Loan Programs Office under the Advanced Technology Vehicles Manufacturing program in January 2025. In October 2024, Ioneer received the final federal permit for the project from the Bureau of Land Management, concluding the formal federal permitting process which began in early 2020. Ioneer signed separate offtake agreements with Ford Motor Company and Prime Planet & Energy Solutions (joint venture between Toyota and Panasonic) in 2022 and Korea’s EcoPro Innovation in 2021.

To learn more about Ioneer, visit www.Ioneer.com/investors or join our online communities on X, Facebook, LinkedIn, Instagram and YouTube.

Important notice and disclaimer

This announcement should be read subject to the disclaimer contained in the Investor Presentation, such that references in the disclaimer to "this presentation" were references to this announcement. This announcement is not financial product, investment or other advice. Nothing in this announcement constitutes a recommendation to acquire the New Shares or to participate in the SPP. Ioneer is not licensed to provide financial advice in relation to the acquisition of securities. This announcement does not contain all the information that investors and their professional advisers may require to make an investment decision in relation to Ioneer, the Placement or the SPP, and should be read in conjunction with Ioneer's other periodic and continuous disclosure announcements (including the Investor Presentation) available at: https://www.asx.com.au/markets/trade-our-cash-market/announcements.inr. This announcement does not account for the investment objectives, financial circumstances or other particular needs of investors. Investors should seek any independent professional advice they may require in relation to this announcement.

Forward-looking statements

This announcement contains certain forward-looking statements and comments about future events, including Ioneer’s expectations about the Project and the performance of its businesses. Forward looking statements can generally be identified by the use of forward-looking words such as ‘expect’, ‘anticipate’, ‘likely’, ‘intend’, ‘should’, ‘could’, ‘may’, ‘predict’, ‘plan’, ‘propose’, ‘will’, ‘believe’, ‘forecast’, ‘estimate’, ‘target’ and other similar expressions within the meaning of securities laws of applicable jurisdictions.

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Forward-looking statements involve inherent risks and uncertainties, both general and specific, and there is a risk that such predictions, forecasts, projections and other forward-looking statements will not be achieved. Forward-looking statements are provided as a general guide only and should not be relied on as an indication or guarantee of future performance. The forward-looking statements in this announcement are only as of the date of this announcement and are based on information available to Ioneer as at the date of this announcement. Forward-looking statements involve known and unknown risks, uncertainty and other factors which can cause Ioneer’s actual results to differ materially from the plans, objectives, expectations, estimates, and intentions expressed in such forward-looking statements and many of these factors are outside the control of Ioneer.  As such, undue reliance should not be placed on any forward-looking statement. Past performance is not necessarily a guide to future performance and no representation or warranty (express or implied) is made by any person as to the likelihood of achievement or reasonableness of any forward-looking statements, forecast financial information or other forecast. Nothing contained in this announcement, nor any information made available to you is, or shall be relied upon as, a promise, representation, warranty or guarantee (express or implied) as to the past, present or the future performance of Ioneer.  Actual results, performance or achievement may vary materially from any projections and forward-looking statements in this announcement and the assumptions on which those statements are based. Refer to Appendix B: Key Risks of the Investor Presentation.

Except as required by law or the ASX Listing Rules, Ioneer assumes no obligation to provide any additional or updated information or to update any forward-looking statements, whether as a result of new information, future events or results, or otherwise. Nothing in this announcement will under any circumstances create an implication that there has been no change in the affairs of Ioneer since the date of this announcement.

You are strongly cautioned not to place undue reliance on any forward-looking statements, particularly in light of the current economic climate and significant volatility, uncertainty and disruption caused in relation to Ioneer.

Not an offer in the United States

This announcement may not be distributed or released in the United States. This announcement is not, and does not constitute, an invitation or offer to sell, or the solicitation of an offer to buy, any securities in any jurisdiction, including the United States, in which it would be unlawful to make such an offer. The New Shares have not been, and will not be, registered under the U.S. Securities Act. Accordingly, the New Shares to be offered and sold in the Placement may not be offered or sold to any person in the United States unless they have been registered under the U.S. Securities Act  or are offered or sold pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and applicable securities laws of any state or other jurisdiction of the United States.

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